UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-35054
_____________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Marathon Petroleum
Thrift Plan
Index
December 31, 2015 and 2014

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2015	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13-30

Note: Other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	31

Exhibit 23.1	32

Report of Independent Registered Public Accounting Firm
To the Participants and Plan Administrator of
the Marathon Petroleum Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 27, 2016

Marathon Petroleum
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value	$1,862,669,464	$1,613,035,031
Fully benefit-responsive investment contract, at contract value	398,118,394	419,761,609
Total Investments	2,260,787,858	2,032,796,640

Notes receivable from participants	57,181,470	48,526,824
Employer Contributions	18,251,171	—
Other	2,750,750	3,924,573
Net Assets Available for Benefits	$2,338,971,249	$2,085,248,037
The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(5,777,850)
Interest	6,779,323
Dividends	30,218,427
31,219,900

Interest income from notes receivable from participants	1,622,779

Contributions:
Participants	121,768,466
Employer	74,461,417
Rollovers and direct plan transfers	34,441,995
230,671,878
Total additions	263,514,557

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	196,244,671
Plan expenses	1,966,150
Total deductions	198,210,821

Net increase before transfers	65,303,736

Transfers In	188,419,476

Increase in assets available for benefits	253,723,212

Net assets available for benefits:
Beginning of year	2,085,248,037
End of year	$2,338,971,249

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.	Description of Plan
The following brief description of the Marathon Petroleum Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution retirement plan. The Plan generally covers employees of Marathon Petroleum Company LP (the “Company”) and other related employers who have elected to participate in the Plan. An eligible employee may participate in the Plan by electing to make contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Transfers into the Plan
Effective January 1, 2016, the Speedway Retirement Savings Plan became a sub-plan of the Plan. In order to facilitate the change, the following net assets of the Speedway Retirement Savings Plan were transferred into the Plan effective as of December 31, 2015.

Investments, at fair value	$162,791,158
Investments, at contract value	933,340
Employer contributions receivable	18,251,171
Notes receivable from participants	6,443,807
$188,419,476
Contributions
Participants may elect to make contributions from one percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or one percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth contributions, or a combination of both. In addition, catch-up contributions and Roth catch-up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). All contributions are subject to Plan and Code limitations, including the annual compensation limit under Code Section 401(a)(17).
Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates and any other qualified plans or individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.
The Company matched on a dollar-for-dollar basis after-tax, Roth and pre-tax contributions to the Plan up to an aggregate of seven percent of each participant’s gross pay for each pay period.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

Valuation of Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) based on the participant’s relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants generally become fully vested in the Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Retirement Plan of the Company; upon the death of an active participant; after three years of service with the Company or a participating employer; upon attainment of age 65; or upon termination or partial termination of the Plan.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through ACH payments for participants not receiving pay and retirees.
Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. In general, the participant alternatively may elect to defer the commencement of benefits until a date no later than April 1 immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, subject to certain restrictions. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants, subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $100,000 for the year ended December 31, 2015 were used to reduce employer matching contributions made to the Plan. As of December 31, 2015 and 2014 forfeited non-vested accounts totaled $659 and $26,980, respectively.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fully benefit responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. All other investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan Document.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

Administration of Plan Assets
All costs, expenses and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants’ account are charged or credited to the participants’ account by Fidelity Management Trust Company (“Fidelity”, or the “Trustee”).
The Stable Value Fund (the “Fund”) is managed by the Trustee pursuant to a trust agreement. Any fees charged by the Trustee are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2015 in connection with the Fund was $1,186,934.

3.	Accounting Standards Update
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. We believe the adoption of this guidance concerns disclosure only and will not have an impact on the Plan’s financial statements.
Effective December 31, 2015, we adopted ASU No. 2015-12, “Part I: Fully Benefit-Responsive Investment Contracts, and Part II: Plan Investment Disclosures.” This update simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive investment contracts. Under the Part I update, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. Part II eliminates the requirement to disclose (i) individual investments which comprise 5 percent or more of net assets available for benefits and (ii) the net appreciation or depreciation for investments by general type. Part II requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. The updated guidance was adopted retrospectively.

4.	Fair Value Measurements
The FASB Accounting Standards codification (ASC) 820, Fair Value Measurement and Disclosures (ASC 820) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•	Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date;

•
Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits, except for fully benefit-responsive investment contracts which are reported at contract value. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major Plan asset category at December 31, 2015 and 2014.

Common stock – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value (“NAV”) of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which the investments are traded, and is considered Level 1.

Common Collective Trusts (“CCTs”) – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. The investments are mainly publicly traded. This investment is considered Level 2.

The CCTs are the Pyramis Core Lifecycle (Income, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055) Commingled Pools, the Low Price Commingled Pool, the Growth Commingled Pool, and the Contrafund Commingled Pool. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income, and/or short-term products and may use futures, options, swaps and exchange-traded funds to remain fully invested.

Synthetic Investment Contracts (“SICS”) - A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SICs value. The underlying assets which are primarily invested in benefit-responsive investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments are determined based on the market values of the contracts’ underlying securities plus any accrued income. Contract value represents contributions made to the fund, plus earnings, less withdrawals and transfers from the fund and administrative expenses. Wrap contracts are fair valued using a replacement cost methodology. This investment, with the exception of cash and equivalent investments, stated at cost which approximates fair value, is considered Level 2.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$410,061,598		—	$410,061,598
Growth	56,311,395		—	$56,311,395
International-Stk	25,333,070		—	$25,333,070
Other*	73,246,467		—	$73,246,467
Taxable Bond	175,822,657		—	$175,822,657
Value	56,564,869		—	$56,564,869
Money Market **	45,224,991		—	$45,224,991
Common/collective trusts	—	743,692,762	—	$743,692,762
MPC Common Stock	254,909,120		—	$254,909,120
MRO Common Stock	14,704,618		—	$14,704,618
Other - SICs***	6,797,917		—	$6,797,917
Total assets at fair value	$1,118,976,702	$743,692,762	$—	$1,862,669,464

*	Includes Self-Directed Brokerage Accounts
**	Includes interest-bearing cash
***	Includes interest-bearing cash

	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$356,589,537	—	—	$356,589,537
Growth	61,831,199	—	—	$61,831,199
International-Stk	28,697,873	—	—	$28,697,873
Other*	72,232,504	—	—	$72,232,504
Taxable Bond	167,891,262	—	—	$167,891,262
Value	61,802,386	—	—	$61,802,386
Money Market **	36,329,320	—	—	$36,329,320
Common/collective trusts	—	611,124,353	—	$611,124,353
MPC Common Stock	168,936,259	—	—	$168,936,259
MRO Common Stock	38,515,794	—	—	$38,515,794
Other - SICs***	9,084,543	—	—	$9,084,543
Total assets at fair value	$1,001,910,677	$611,124,353	$—	$1,613,035,030

*	Includes Self-Directed Brokerage Accounts
**	Includes interest-bearing cash
***	Includes interest-bearing cash

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

5.	Stable Value Fund
At December 31, 2015 and 2014 the Plan held SICs of $398,118,394 and $419,761,609, respectively, recorded at contract value. The remaining assets of $6,797,917 and $9,084,543 held by the Fund at December 31, 2015 and 2014, respectively, are invested in cash equivalents and stated at amortized cost, which approximates fair value. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value.
The following presents the contract value and the major credit rating of each individual wrap contract held within the Fund at December 31, 2015 and 2014:

December 31, 2015	Contract Value	S&P Credit Rating
State Street Bank & Trust Boston Wrapper Contract 111013	$73,619,324	AA-
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11	60,619,477	A+
American General Life Wrapper Contract 1627813	61,770,732	A+
Bank of Tokyo - Mitsubishi Wrapper Contract FID-MARPET12-1	57,753,075	A+
Prudential Insurance Co America Wrapper Contract 062473001	73,587,170	AA-
Nationwide Life Insurance Wrapper Contract FID_MAP_IP_1013	70,768,616	A+
	$398,118,394
December 31, 2014
State Street Bank & Trust Boston Wrapper Contract 111013	$81,695,684	AA-
Chase Manhattan Bank Wrapper Contract MARAPETRO-7-11	61,653,671	A+
American General Life Wrapper Contract 1627813	57,747,198	A+
Bank of Tokyo - Mitsubishi Wrapper Contract FID-MARPET12-1	58,472,813	A+
Prudential Insurance Co America Wrapper Contract 062473001	81,660,002	AA-
Nationwide Life Insurance Wrapper Contract FID_MAP_IP_1013	78,532,241	A+
	$419,761,609

Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.
A wrap issuer may terminate a wrap contract at any time subject to the provisions of the contract agreement. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including but not limited to, the complete or partial termination of the Plan, group layoffs, early retirement programs, or the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable at this time.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Period Ended December 31, 2015	Period Ended December 31, 2014
Net assets available per the financial statements	$2,338,971,249	$2,085,248,037
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,692,177	6,029,439
Net assets available for benefits per the Form 5500	$2,341,663,426	$2,091,277,476
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

2015
Increase in net assets available for benefits per the financial statements	$253,723,212
Adjustment from fair value to contract value for fully benefit-responsive investment contracts
Prior-year adjustment	(6,029,439)
Current year adjustment	2,692,177
Increase in net assets available for benefits per Form 5500	$250,385,950

7.	Party-in-Interest Transactions
Transactions involving shares of Marathon Petroleum Corporation common stock are performed by the Trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from Marathon Petroleum Corporation. During 2015, all shares of Marathon Petroleum Corporation common stock were purchased on the open market. At December 31, 2015 and 2014, the Plan held 4,917,228 and 1,871,663 shares of common stock of Marathon Petroleum Corporation, respectively, with fair value of $254,909,120 and $168,936,259, respectively, and a cost basis of $199,745,943 and $115,672,338, respectively.
Certain Plan investments are shares of mutual funds managed by Fidelity. Certain Plan investments, amounting to $1,238,784,430 and $1,057,269,000 at December 31, 2015 and 2014, respectively, are units of funds managed by the Trustee. The Trustee also provides certain accounting and administrative services to the Plan for a negotiated fee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2015 and 2014

8.	Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

9.	Tax Status
The Plan, as amended and restated effective as of January 1, 2013, received a favorable determination letter from the Internal Revenue Service (“IRS”) dated August 21, 2014 indicating that the Plan is tax qualified in form under Section 401(a) of the Code. The Plan was amended and restated effective as of January 1, 2016 and submitted in a determination letter application to the IRS on January 29, 2016, which application is pending. The Plan Administrator and the Plan’s tax counsel believe the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and December 31, 2014 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examination for the years prior to 2012.

10.	Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

11.	Subsequent Events
Effective January 1, 2016, the Plan became a Section 401(k) safe harbor plan under which eligible employees will receive a 117 percent Company match on employee contributions up to six percent of gross pay. Thus, employees who contribute six percent of gross pay will receive a 7.02 percent Company match. The Company match will vest immediately.
Effective January 1, 2016 the Speedway Retirement Savings Plan (the “Speedway Plan”) was merged into the Plan to form a single plan (the "Merged Plan") within the meaning of Treasury Regulations issued under Section 414(1) of the Code. The terms and conditions of the Merged Plan are comprised of the following two separate documents: the Marathon Petroleum Thrift Plan, and the Speedway Retirement Savings Sub-Plan. The terms and conditions contained in these documents as of January 1, 2016 shall remain in effect without change unless superseded by amendments to the documents. As of January 1, 2016 the Merged Plan shall be known as the Marathon Petroleum Thrift Plan.
On December 4, 2015 MPLX LP, a partially owned subsidiary of Marathon Petroleum Corporation, acquired MarkWest Energy Partners, L.P. Prior to the transaction, the employees of MarkWest Hydrocarbon Inc., a subsidiary of MarkWest Energy Partners, L.P. participated in the MarkWest Hydrocarbon Inc. 401(k) Savings & Profit Sharing Plan (“MW 401(k) Plan”). Effective January 1, 2016, the MW 401(k) Plan was frozen and the Plan was amended to add MW Logistics Services LLC as a participating employer and recognize years of accredited service with MarkWest Hydrocarbon, Inc. for vesting purposes.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Marathon Petroleum Company	Marathon Common Stock - 4,917,228 shares		$254,909,120
	Marathon Oil Corporation	Marathon Common Stock - 1,167,960 shares		14,704,618

	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company - 2,210,636 shares		$22,769,552
*	Fidelity Retirement Govt. Money Market	Investment Company - 34,416,980 shares		34,416,980
*	Fidelity Mid Cap Value Fund	Investment Company - 1,445,964 shares		32,302,840
*	Spartan Extended Market Index Advtg	Investment Company - 1,449,579 shares		72,768,896
*	Fidelity International Discovery K	Investment Company - 592,431 shares		23,282,549
*	Spartan 500 Index Adv Is	Investment Company - 2,810,216 shares		201,773,537
*	Spartan International Index Fai	Investment Company - 2,999,646 shares		107,777,314
*	Fidelity Low-Priced Stock Pool	Investment Company - 6,920,148 shares		74,737,596
*	Fidelity Growth Company Pool	Investment Company - 9,797,146 shares		127,166,952
*	Fidelity Contafund Pool	Investment Company - 8,582,269 shares		99,640,142
*	Pyramis Core Lifecycle 2055 Commingled	Investment Company - 1,061,465 shares		14,764,983
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company - 460,757 shares		5,610,348
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company - 171,238 shares		2,178,152
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company - 305,837 shares		4,134,912
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company - 1,653,333 shares		22,270,399
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company - 5,681,570 shares		74,428,570
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company - 5,904,101 shares		79,764,409
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company - 5,647,313 shares		73,640,962
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company - 3,888,775 shares		51,642,932
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company - 3,531,156 shares		46,258,141

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company - 2,880,563 shares		37,937,019
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company - 2,275,809 shares		29,517,245
	Columbia Acorn International Z	Investment Company - 413,251 shares		16,166,372
	Dodge and Cox Income	Investment Company - 3,683,850 shares		48,958,361
	Morgan Stanley Mid Cap Growth	Investment Company - 515,042 shares		16,862,474
	Vanguard Value Index Inst	Investment Company - 702,073 shares		24,262,029
	DFA Emerging Markets Value	Investment Company - 1,241,818 shares		25,333,070
	Vanguard Small Cap Index Inst	Investment Company - 522,937.51		27,741,851
	Vanguard Total Bond Market Is Pl	Investment Company - 10,404,819 shares		110,707,269

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
	Stable Value Contract Carriers
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract MARAPETRO-7-111	1.84%		61,029,401	***
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 111013	1.84%		74,117,156	***
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627813	1.85%		62,188,442	***
	Bank of Tokyo - Mitsubishi	Actively Managed Global Wrap**
	Wrapper Contract FID-MARPETR12-1	1.84%		58,143,616	***
	Prudential Insurance Co. America	Actively Managed Global Wrap**
	Wrapper Contract 062473001	1.86%		74,084,785	***
	Nationwide Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract FID_MAP_IP-1013	1.84%		71,247,171	***
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool Variable interest rate - 1.86% as of 12/31/15		6,797,917

	Brokerage Link	Self-Directed Brokerage Accounts		77,441,954

*	Participant Loans	Loans to Plan Participants; 3.25%-9.50%; due 1/1/16 - 12/31/2021	—	57,181,469
	Totals		$—	$2,320,661,506

*	Indicates party-in-interest.

**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

***	Pages 13 thru 30 list the fair value of each underlying investment of the SICs’. Each SIC owns approximately 15 to 20 percent interest in the total fair value of the Fund.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
	(CASH)	Actively Managed Global Wrap Underlying Investments		$4,736,480.85
	AT&T INC	2.45%; 6/30/2020		427,607.64
	AT&T INC	3%; 6/30/2022		642,083.86
	ABBVIE INC	2.5%; 05/14/2020		657,616.16
	ACE INA HOLDING	2.3%; 11/03/2020		255,222.92
	ACTAVIS FUNDING	2.35% ;3/12/2018		705,819.99
	ACTAVIS FUNDING SCS	3%; 3/12/2020		399,281.39
	AMOT 2015-3 A	1.63%; 05/2020		1,060,594.75
	ALLYL 2014-SN1 A3	.75%; 02/2017		494,844.94
	ALLYL 2015-SN1 A3	1.21%, 03/2017		213,154.98
	ALLYA 2015-1 A3	1.39%; 09/2019		583,953.67
	AMXCA 2013-3 A	0.98%; 5/2019		783,644.35
	AMXCA 2014-2 A	1.26%'; 1/2020		868,722.32
	AMXCA 2014-3 A	1.49%; 4/2020		1,606,794.84
	AMXCA 2014-4 A	1.43%; 6/2020		1,078,804.93
	AMERICAN INTL GROUP	2.3%; 7/2019		199,434.55
	AMGEN INC	2.2%; 5/22/2019		380,483.87
	AMGEN INC	2.125%,; 5/1/2020		470,396.14
	AMPHENOL CORP	3.125%; 9/15/2021		143,780.89
	ANGLO AMER CAP 144A	4.125%; 4/2021		621,562.67
	AB INBEV FIN	2.15%; 2/1/2019		883,033.65
	APPLE INC 0.01	1%; 5/3/2018		1,621,814.87
	APPLE INC 0.0285	2.85%; 5/6/2021		699,662.99
	AUSTRALIA & NZ	1.875%; 10/6/2017		465,156.42
	AUSTRALIA & NZ	1.45%; 5/15/2018		431,730.45
	AUST & NZ BKG NY	2.25%; 6/13/2019		899,449.20
	BACCT 2015-A2 A	2.25%; 9/2020		1,092,214.93

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	BAT INTL FIN 144A	3.5%; 06/2022		$636,901.54
	BP CAP MKTS PLC	2.521%; 01/2020		707,897.93
	BP CAPITAL MKT PLC	2.315%; 02/2020		437,586.67
	BMWLT 2014-1 A3	0.73%; 02/2017		508,184.58
	BACM 2006-4 A4	5.634%; 07/2046		364,657.88
	BACM 2006-4 A1A CSTR	07/2046		748,163.45
	BANK OF AMERICA CRP MTN 2	01/2018		423,469.81
	BANK AMER FDG CRP	2.6%; 01/15/2019		2,475,505.92
	BANK AMERICA CORP	2.65%; 04/1/2019		1,064,324.10
	BANK OF MONTREL	2.375%; 1/25/2019		432,939.71
	BANK NOVA SCOTIA	2.8%; 7/21/2021		417,548.28
	BANK T-M UFJ 144A	2.35%; 9/8/2019		1,954,969.36
	BANK TOKYO-MSB 144A	2.3%; 03/2020		457,032.59
	BARCLAYS PLC	2.875%; 06/2020		629,835.45
	BARCLAYS BNK PLC	2.5%; 02/20/2019		303,413.77
	BAYER US FIN 144 A	2.375%; 10/2019		524,319.14
	BAYER US FIN 144A	3%; 10/8/2021		225,537.05
	BSCMS 2006-T22 A1A CSTR	04/2038		383,576.69
	BSCMS 2006-PW12 A1A CSTR	09/2038		434,459.17
	BSCMS 2006-PW13 A1A	5.533%; 9/2041		614,673.25
	BSCMS 2006-PW14 A1A	5.19%		297,219.35
	BERKSHIRE ENG	2.4%; 02/2020		670,469.67
	BMWOT 2014-A A3	0.97%; 11/2018		1,456,500.18
	BOSTON PT LTD MTN	5.875%; 10/2019		270,530.88
	BRITISH TELECOM PLC	2.35%; 02/2019		1,386,018.12
	CD 2007-CD5 A1A	5.8%; 11/2044		644,101.64
	COMM 2015-CR22 A2	2.856%; 03/2048		311,613.26

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	COMM 2012-CR5 A1	0.673%; 12/45		$100,424.05
	COMM 2012-CR1 A2	2.35%; 5/45		271,042.53
	COMM 2012-CR2 A1	.824%; 08/45		22,429.99
	COMM 2012-CR3 ASB	2.372%; 11/45		385,519.78
	COMM 2013-CR9 A1	1.3440%; 7/45		84,341.64
	COMM 2014-CR17 A2	3.012%; 05/47		664,616.23
	COMM 2014-CR18 A2	2.924%; 07/47		499,196.31
	CVS HEALTH CORP	2.8%; 07/20/20		381,536.71
	CAPITAL ONE FIN	2.45%; 04/24/19		362,381.30
	COMET 2013-A3 A3	.96%; 9/19		1,217,762.80
	COMET 2014-A2 A2	1.26%; 01/20		1,284,345.78
	COMET 2014-A5 A	1.48%; 07/20		1,271,071.73
	COMET 2015-A1 A	1.39%; 01/21		1,343,195.43
	COMET 2015-A5 A5	1.59%; 5/21		1,455,106.97
	CAPITAL ONE BK USA	2.3%; 6/5/2019		1,118,121.57
	CARMX 2014-3 A3	1.16%; 06/19		518,332.86
	CARMX 2014-4 A3	1.25%; 11/19		415,364.59
	CARMX 2015-3 A3	1.63%; 06/20		378,561.41
	CARMX 2015-1 A3	1.38%; 11/19		461,266.45
	CD 2006-CD3 A5	5.617%; 10/48		82,450.44
	CHAIT 2013-A8 A8	1.01%; 10/18		849,620.73
	CHAIT 2014-A1 A	1.15%; 01/19		2,199,423.40
	CHAIT 2014-A7 A	1.38%; 11/19		1,079,570.52
	CHAIT 2015-A2 A2	1.59%; 02/20		1,380,782.97
	CHAIT 2015-A5 A	1.35%; 04/20		885,444.00
	CHAIT 15-A7 A7	1.62%; 7/20		1,149,909.73
	CHEVRON PHIL	2.45%; 5/1/20		387,836.55

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	CHEVRON CORP NE	1.104%; 12/5/17		$869,728.42
	CHEVRON CORP	0.889%; 06/24/16		190,077.11
	CHEVRON CORP NEW	1.961%; 03/20		459,414.87
	CISCO SYSTEMS INC	2.125%; 3/19		685,587.60
	CITIGROUP INC	2.55%; 04/08/19		1,012,403.17
	CITIGROUP INC	2.4%; 02/18/20		438,936.37
	CITIGROUP INC	4.4%; 6/10/25		437,636.16
	CITIGROUP INC	2.05%; 12/18		2,091,731.60
	CCCIT 13-A3 A3	1.11%; 7/23/18		683,740.48
	CCCIT 2013-A6 A6	1.32%; 09/18		1,024,240.75
	CCCIT 2014-A2 A2	1.02%; 02/19		901,133.37
	CCCIT 2014-A4 A4	1.23%; 04/19		897,719.03
	CCCIT 2014-A8 A8	1.73%; 04/20		875,463.82
	CGCMT 2006-C4 A1A	CSTR; 03/49		238,032.45
	CGCMT 2006-C5 A4	5.431%; 10/49		491,813.57
	CGCMT 2006-C5 A1A	5.425%; 10/49		924,392.07
	CGCMT 13-GC11 A1	0.754%; 4/46		163,365.28
	CGCMT 2015-GC29 A2	2.674%; 4/48		435,305.59
	CITIZENS BANK NA	2.3%; 12/03/18		327,241.62
	CWCI 2007-C2 A3	5.484%; 04/47		435,488.18
	COLGATE-PALMOLIVE	0.9%; 5/1/18		563,277.08
	COMM 06-C8 A4	5.306%; 12/46		810,750.53
	COMM 2006-C8 A1A	5.292%; 12/46		748,694.47
	COMM 2006-C7 A4	CSTR; 6/46		554,556.10
	COMM 2006-C7 A1A	CSTR; 6/46		544,273.87
	COMM 2013-LC6 A1	.7240%; 1/46		129,201.69
	COMMONWLTH BK ASTL	1.125%; 3/17		670,704.84

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	COMMONWEALTH NY	2.25%; 03/13/19		$1,150,148.28
	COMMONWEALTH BK NY	1.4%; 09/17		430,973.28
	COMMONWEALTH BK NY	2.3%; 9/6/19		432,278.24
	CONOCOPHILLIP CO	2.2%; 05/15/20		261,135.01
	CREDIT SUISSE NY	2.3%; 5/19		822,667.73
	CREDIT SUISSE NY	3%; 10/29/21		400,685.87
	DAIMLER FIN 144A	2.375%; 8/18		1,587,927.57
	DAIMLER FIN NA 144A	2.25%; 9/19		411,953.91
	DAIMLER FIN 144A	2.25%; 3/20		455,103.50
	DANAHER CORP	3.35%; 9/15/25		357,944.14
	DEERE JOHN CAP CORP	1.6%; 07/2018		148,439.59
	DEUTSCHE BANK AG	2.5%; 2/13/19		1,693,606.92
	DEVON ENERGY CO	2.25%; 12/15/18		831,635.35
	DIGITAL REALTY	3.95%; 07/01/22		281,820.21
	DISCOVER BANK	3.1%; 06/20		408,055.98
	DCENT 2013-A5 A5	1.04%; 04/19		848,965.55
	DCENT 2014-A3 A3	1.22%; 10/19		895,495.21
	DCENT 2014-A4 A4	2.12%; 12/21		809,514.82
	DCENT 2014-A5 A	1.39%; 04/20		1,457,142.02
	ERP OPERATING LP	2.375%; 7/19		291,205.13
	ENTERPRISE PRD	2.55%; 10/15/19		83,903.44
	ENTERPRISE PRD	1.65%; 05/07/18		175,061.29
	ESSEX PORTFOLIO LP WI	5.5%; 3/17		628,083.98
	EXELON CORP	1.55%; 6/9/17		82,731.93
	EXELON CORP	2.85%; 6/15/20		121,520.98
	FHLG 15YR #E98688	4.50%; 8/18		85,045.62
	FHLG 15YR #E99205	4.50%; 9/18		33,182.62

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	FHLG 15YR #E99833	4.50%; 10/18		$45,913.54
	FHLM ARM #1B4657	3.53%; 4/40		61,401.76
	FHLM ARM #1B4702	3.58%; 4/40		61,293.47
	FHLG #G02115	7.50%; 7/34		265,029.73
	FHLG 15YR #G13052	5.00%; 3/19		117,079.65
	FHLG 15YR #G15273	3.5%; 08/30		1,050,664.39
	FHLG 25YR #G05815	5.50%; 7/35		80,961.94
	FHLM ARM #1J1228	4.941%; 11/35		83,973.28
	FHLM ARM #1B8124	3.717%; 05/41		46,691.25
	FHLM ARM #1B8179	3.224%; 4/41		33,974.19
	FHLM ARM #1B8304	3.464%; 5/1/41		28,294.39
	FHLM ARM #1B8372	3.627%; 6/1/41		56,343.16
	FHLM ARM	3.283%; 6/1/41		40,559.84
	FHLM ARM #1B8533	2.98%; 8/41		108,734.95
	FHLM ARM #1B8608	3.07%; 9/41		64,530.20
	FHLM ARM #1B8659	3.242%; 9/1/41		40,345.40
	FHLG #G01665	5.50%; 3/34		115,948.07
	FHLG 15YR #G11389	5.50%; 4/18		26,201.18
	FHLG 15YR #E02787	4.00%; 9/25		225,235.33
	FHLG 15YR #E02867	4.00%; 4/26		113,945.41
	FHLG 15YR #B10931	4.50%; 11/18		27,996.85
	FHLM ARM #848185	4.199%; 8/36		43,592.72
	FHLM AR #849255	12M+187.9; 10/42		330,615.63
	FHLG #Z40042	5.50%; 5/34		900,452.27
	FNMA	1.5%; 06/22/20		685,894.77
	FNMA	1.125%; 07/20/18		931,994.54
	FNMA	1.5%; 11/30/20		2,180,452.40

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	FNMA	1.875%; 12/28/20		$2,667,256.70
	FNR 2014-83 P	3%; 06/43		1,064,911.21
	FNR 2015-32 PA	3%; 4/44		823,918.20
	FNR 2015-28 P	2.5%; 5/45		2,442,152.67
	FNR 2015-28 JE	3%; 05/45		1,868,427.42
	FNR 2015-42 LE	3%; 06/45		1,446,635.92
	FNR 2015-49 LE	3%; 07/45		1,066,706.61
	FNR 2015-54 LE	2.5%; 07/45		1,249,908.71
	FHR 3820 DA	4%; 11/35		235,693.45
	FHR 2015-4472 WL	3%; 05/45		984,199.59
	FHLMC	1.0%; 12/15/17		1,321,289.18
	FNMA #310105	5.50%; 11/34		643,321.56
	FNMA ARM #AI3469	3.228%; 7/41		55,187.31
	FNMA ARM #AI4358	3.01%; 8/41		39,466.75
	FNMA ARM #AI6050	3.545%; 07/41		67,492.46
	FNMA ARM #AI6819	3.365%; 10/41		30,458.53
	FNMA 15YR #AI7819	3.5%; 07/26		77,530.14
	FNMA ARM #AI8935	3.37%; 9/41		64,630.83
	FNMA ARM #AI9813	09/41		38,429.56
	FNMA ARM #AJ3399	10/41		10,439.98
	FNMA ARM #AH5259	2.74%; 8/41		180,675.51
	FNMA ARM #AH5260	2.69%; 9/41		204,861.16
	FNMA ARM #AH5261	2.57%; 10/41		139,382.77
	FNMA 15YR #AL1168	3.50%; 1/26		205,140.93
	FNMA 15YR #AL1746	3.50%; 3/27		790,387.27
	FNMA 15YR #AL5851	3.5%; 10/29		298,888.83
	FNMA 15YR #AL5878	3.5%; 09/29		729,824.89

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	FNMA ARM #AO2244	06/42		$44,139.48
	FNMA 15YR #AX1909	3.5%; 01/27		351,670.53
	FNMA #545759	6.50%; 7/32		33,611.73
	FNMA #545762	6.50%; 7/32		16,828.87
	FHR 3741 HD	3%; 11/15/39		198,067.31
	FNMA ARM #735011	4.68%; 11/34		66,311.72
	FNMA #735415	6.50%; 12/32		16,973.97
	FNMA #745092	6.50%; 7/35		18,382.69
	FNMA ARM #802852	4.53%; 12/34		58,561.85
	FNMA #888034	6.50%; 8/36		24,421.34
	FNMA #888544	6.50%; 8/36		101,388.30
	FNMA ARM #889946	4.21%; 5/35		111,233.83
	FNMA ARM #995017	4.30%; 2/35		125,331.67
	FNMA ARM #995414	7/35		108,832.15
	FNMA ARM #995415	4.55%; 10/35		447,573.92
	FNMA ARM #995606	11/36		127,593.06
	FNMA ARM #995609	2.61%; 4/35		41,995.85
	FNMA ARM #AC0599	3.20%; 1/40		112,371.80
	FNMA ARM #AD0066	12/33		43,219.46
	FNMA #AD0723	6.50%; 12/35		117,840.35
	FNMA ARM #AD0820	3.47%; 3/40		62,851.89
	FNMA #AE0746	6.50%; 8/36		89,063.00
	FNMA ARM #AE6806	11/40		33,311.02
	FIFTH THIRD BANK	2.375%; 4/25/19		503,882.08
	FIFTH THIRD BANK	2.875%; 10/1/21		431,583.91
	FORDF 2015-4 A1	1.77%; 8/20		790,158.93
	FORDO 2014-A A4	1.29%; 04/19		354,258.06

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	FORDL 15-A A3	1.13%; 6/18		$1,085,519.90
	FORDO 2015-C A3	1.41%; 02/20		549,848.51
	FORD MTR CR	2.875%; 10/01/18		1,008,897.50
	GSMS 2013-GC10 A1	.696%; 2/46		2,078.30
	GSMS 2013-GC10 A2	1.84%; 2/46		190,314.72
	GSMS 2013-GC12 A1	VAR; 06/46		171,871.64
	GNMA 30YR #783800	5.5%; 06/35		125,933.73
	GSMS 2006-GG8 A4	5.56%; 11/39		1,394,093.48
	GSMS 2006-GG8 A1A	5.547; 11/39		377,544.54
	GECMC 2006-C1 A1A	CSTR; 3/44		172,497.53
	GENERAL ELEC CO	3.375%; 3/11/24		817,458.62
	GMALT 2015-2 A3	1.68%; 12/18		417,794.55
	GMALT 2015-1 A3	1.53%; 09/18		769,411.18
	GOLDMAN SACHS GRP	2.75%; 9/15/20		666,061.42
	GOLDMAN SACHS GRP	2.625%; 1/19		1,063,103.55
	GSINC	2.9%; 07/19/18		1,032,611.00
	GNR 13-41 PA	2.5%; 04/40		432,181.86
	HSBC USA INC	2.25%; 06/23/19		657,478.80
	HALLIBURTON CO	2.7%; 11/15/20		272,925.68
	HALLIBURTON CO	3.8%; 11/15/25		199,799.98
	HEALTH CARE REI	4%; 06/01/25		602,167.19
	HEWLETT PACK 144A	2.85%; 10/5/18		945,760.01
	HAROT 2015-4 A3	1.23%; 09/23/19		500,036.88
	HUNTINGTON NATL BK	2.2%; 4/1/19		678,770.56
	HART 2014-A A3	0.79%; 07/18		823,718.16
	HART 2015-B A3	1.12%; 11/19		832,962.46
	HYUNDAI CAP AM 144A	2.6%; 3/20		445,479.15

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	HART 2015-C A3	1.46%; 02/20		$540,189.39
	HYUNDAI CP AM 144A	2.125%; 10/17		347,758.31
	HYUNDAI CAP AME 144A	2.55%; 2/19		506,336.15
	INGERSOLL-RND LX	2.625%; 5/1/20		109,871.02
	INTERCONT EXCH	2.5%; 10/15/18		299,178.31
	INTERCONT EXCH	2.75%; 12/01/20		142,425.35
	IBRD	1%; 06/15/18		1,974,521.38
	JPMCC 2015-JP1 A2	3.1438%; 1/49		470,958.89
	JPMC CO	1.625%; 5/15/18		870,382.09
	JPMC CO	2.35%; 01/28/19		1,085,244.83
	JPMORGAN CHASE &CO	2.25%; 1/23/2020		884,689.37
	JPMCC 2006-LDP7 A4	CSTR; 04/45		551,127.25
	JPMCC 2006-LDP7 A1A	CSTR; 4/45		545,105.93
	JPMCC 2006-CB16 A4	5.552%; 5/45		410,130.88
	JPMCC 2006-CB16 A1A	5.546%; 5/45		944,955.30
	JPMCC 2006-LDP8 A4	5.399%; 5/45		817,953.91
	JPMCC 2011-C3 A3	4.3877%; 02/46		394,324.51
	JPMCC 2013-C10	.7302%; 12/15/47		109,711.43
	JPMCC 13-LC11 A1	.7664%; 04/46		335,028.57
	JPMBB 15-C29 A2	2.8596%; 05/48		430,310.63
	JPMC CO	2.2%; 10/22/19		1,131,069.12
	KEYBANK NATL	2.25%; 03/16/20		497,801.75
	KIMCO REALTY CO	3.4%; 11/01/22		297,388.80
	KINDER MRGN INC	2%; 12/01/17		158,282.41
	KINDER MORGAN IC	3.05%; 12/1/19		293,370.51
	LBUBS 2006-C6 A4	5.372%; 9/39		466,895.26
	LBUBS 2006-C6 A1A	CSTR; 9/39		886,828.50

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	LBUBS 2006-C7 A1A	5.335%; 11/38		$1,003,217.76
	LOCKHEED MARTIN	2.5%; 11/23/20		541,522.98
	MANUFCTRS & TRDR	2.1%; 02/06/20		416,270.92
	MUFG AMERICAS HLD	1.625%; 02/18		125,708.03
	MUFG AMERICAS HLD	2.25%; 02/20		421,795.29
	MARSH & MCLENNAN	2.35%; 9/10/19		271,411.79
	MARSH & MCLENN	2.35%; 03/06/20		459,480.17
	MASSMUTUAL GLBL 144A	2%; 4/5/17		443,144.22
	MASSMUTUAL GBL 144A	2.1%; 8/2/18		642,485.88
	MASSMUTUAL GLB 144A	2.35%; 4/19		464,846.46
	MASSMUTUAL 144A	2.45%; 11/23/20		608,604.39
	MCDONALDS CORP	2.1%; 12/18		178,373.32
	MCDONALDS CORP	2.75%; 12/20		83,098.57
	MCKESSON CO	2.284%; 03/15/2019		451,286.60
	MEDTRONIC INC	2.5%; 3/15/20		913,249.00
	MLMT 2006-C2 A1A	CSTR; 8/43		593,197.17
	MET LIFE GLBL 144A	1.5%; 1/18		601,179.00
	METLIFE GBL 144A	1.875%; 6/22		375,206.91
	MET LIFE GLB 144A	2.3%; 4/10/19		1,146,192.48
	MITSUBISHI 144A	2.45%; 10/16/19		621,078.90
	MIZUHO CORP 144A	1.85%; 3/21/18		929,842.73
	MIZUHO BK LTD 144A	2.45%; 4/19		502,918.08
	MIZUHO BANK LTD 144A	2.4%; 3/20		672,469.65
	MSBAM 2014-C14 A2	2.916%; 2/47		500,341.35
	MSC 2006-IQ11 A1A	CSTR; 10/42		487,583.82
	MSC 2011-C2 A4	4.661%; 06/44		682,817.62
	MORGAN STANLEY	2.5%; 01/24/19		4,503,448.42

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	MORGAN STANLEY	2.375%; 7/23/19		$423,064.58
	MSC 2006-HQ9 A4	CSTR; 7/44		394,353.56
	MSC 2007-IQ13 A1A	5.312%; 3/44		256,867.40
	MSC 2007-T27 A1A	CSTR; 6/42		924,083.02
	MSBAM 2012-C5 A1	.916%; 8/45		89,260.29
	MSBAM 2012-C5 A2	1.972%; 8/45		732,137.53
	NEW YORK LIFE 144A	1.95%; 2/20		1,062,405.66
	NALT 2014-A A3	.80%; 02/17		490,732.09
	NAROT 2014-B A3	1.11%; 05/19		643,349.53
	NAROT 2015-C A3	1.37%; 5/20		541,562.78
	NORDEA BK AB 144	2.375%; 4/4/19		454,208.21
	NEF 2005-1 A5	4.74%; 10/45		165,365.32
	ONTARIO PROV	2%; 09/27/18		2,178,920.13
	ORACLE CORP	2.25%; 10/8/19		640,070.87
	PG&E CORP	2.4%; 03/01/19		66,401.94
	PNC BK PITT MTN	1.8%; 11/5/2018		1,900,820.80
	PLAINS AM/PAA FIN	2.65%; 12/19		512,500.96
	PRICOA GLBL F 144A	1.6%; 5/18		648,751.45
	PRINCIPAL FDGII 144A	2.2%; 4/20		897,004.10
	PROCTER GAMBLE MTN	4.7%; 2/15/19		227,073.29
	REGIONS FIN CORP	2.25%; 9/14/18		834,749.68
	REYNOLDS AMERICAN	2.3%; 6/18		188,414.26
	REYNOLDS AMERICAN	3.25%; 6/20		157,808.65
	REYNOLDS AMERICAN	4%; 6/12/22		298,116.71
	ROPER TECHNOLOGIES	3%; 12/15/20		409,148.02
	ROYAL BK OF CDA	2.15%; 03/15/19		454,143.85
	ROYAL BK CAN GL	2.35%; 10/30/20		1,522,995.58

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	SEMPRA ENERGY	2.4%; 3/15/20		$550,483.45
	SEMPRA ENERGY	2.85%; 11/15/20		320,158.83
	SHELL INTL FIN BV	2.125%; 05/20		634,522.29
	SHELL INTL	2.25%; 11/10/20		572,160.56
	SIMON PROPERTY	2.2%; 02/01/19		385,471.87
	SOUTHERN PWR CO	1.5%; 06/01/18		627,269.12
	SOUTHERN PWR CO	2.375%; 6/1/20		296,190.60
	SUMITOMO BKG	2.45%; 1/10/19		568,568.84
	SUMITOMO BKG	2.45%; 01/16/20		1,317,560.23
	SYNCHRONY FIN	1.875%; 8/15/17		99,245.45
	SYNCHRONY FIN	3%; 8/15/19		146,470.49
	TIAA AST MG 144A	2.95%; 11/1/19		117,857.57
	TIME WARNER CAB W/I	5.85%; 5/1/17		622,988.67
	TORONTO DOM	1.4%; 4/30/18		884,826.63
	TORONTO DOMINION	2.25%; 11/5/19		617,008.59
	TOTAL CAP CDA L	1.45%; 01/15/18		485,328.88
	TOTAL CAPITAL SA	1.5%; 2/17/17		446,257.09
	TOTAL CAP INTL	2.125%; 01/10/19		1,153,907.72
	TOTAL CAP INTL	2.75%; 06/19/21		438,760.81
	TAOT 2015-C A3	1.34%; 6/19		978,209.59
	TRANSCANADA PIPE	1.625%; 11/17		1,133,374.57
	UBS AG STAM	2.375%; 8/14/19		625,090.94
	UBS AG STAMFORD	1.8%; 03/26/18		670,096.18
	UBS AG STAM CT	1.375%; 6/1/17		321,852.97
	UBSBB 2012-C2 A1	1.006%; 5/63		134,863.50
	UBSCM 2012-C1 A2	2.180%; 5/45		256,663.39
	UBSBB 2012-C4 A1	.6728%; 12/45		127,336.20

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	USAOT 2015-1 A3	1.2%; 06/19		432,219.80
	US BANK NA CIN	2.125%; 10/19		894,965.68
	UBSBB 2013-C6 A1	0.8022%; 4/46		150,374.92
	USTN	0.875%; 10/15/17		28,269,768.64
	USTN	1.375%; 03/31/20		23,892,885.79
	USTN	0.875%; 11/30/17		13,372,758.17
	UST NOTE	1.625%; 11/30/20		8,563,482.38
	USTN	1.25%; 12/15/18		49,014,607.80
	USTN	0.75%; 2/28/18		36,781,712.60
	UST NOTES	1.625%; 06/30/2019		4,018,910.57
	USTN	1%; 05/15/18		6,975,074.46
	UNITEDHELTH GR	2.875%; 12/15/21		445,732.22
	UNITED HEALTH	2.7%; 7/15/20		355,906.21
	VERIZON COMMUNS	2.625%; 2/21/20		2,282,625.07
	VISA INC	2.8%; 12/14/22		631,965.74
	VODAFONE	1.625%; 3/20/17		589,814.00
	VOLKSWAGEN GRP 144A	2.4%; 5/20		407,548.57
	VALET 2013-2 A4	1.16%; 03/20/20		618,743.72
	VWALT 2014-A A3	.80%; 4/20/17		551,865.32
	VALET 2014-1 A3	.91%; 10/22/18		583,946.89
	VWALT 2015-A A3	1.25%; 12/17		568,515.23
	WFRBS 13-C14 A1	.836%; 6/15/46		114,799.05
	WFRBS 2013-C14 A2	2.133%; 6/46		170,298.81
	WFRBS 2011-C5 A1	1.456%; 11/44		14,239.45
	WFRBS 2012-C8 A1	.864%; 8/45		116,520.92
	WFRBS 2012-C8 A2	1.881%; 8/45		410,528.17
	WFRBS 2013-C11 A1	.799%; 03/45		78,134.61

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
		Actively Managed Global Wrap Underlying Investments
	WFRBS 2013-C13 A1	0.778%; 5/45		104,297.83
	WBCMT 2006-C24 A1A	CSTR; 3/45		177,345.52
	WBCMT 2006-C25 A5	CSTR; 5/43		202,024.66
	WBCMT 2006-C25 A1A	CSTR; 5/43		580,810.94
	WBCMT 2006-C27 A3	CSTR; 7/45		457,512.31
	WBCMT 2006-C26 A1A	CSTR; 6/45		613,968.02
	WBCMT 2007-C33 A4	CSTR; 2/51		194,541.86
	WBCMT 2006-C29 A4	5.308%; 11/48		202,343.15
	WBCMT 2006-C29 A1A	5.297; 11/48		1,047,501.70
	WAL-MART STORES	1.125%; 4/18		905,548.80
	WASHINGTON PG	3.85%; 4/1/20		458,238.60
	WELLPOINT INC	2.25%; 8/15/19		411,018.44
	WELLS FARGO	3%; 01/22/21		845,067.30
	WELLS FARGO & CO MTN	2.6%; 07/20		1,473,644.19
	WFCM 2012-LC5 ASB	2.528%; 10/45		352,377.89
	WFCM 2013-LC12 A1	1.676%; 7/46		546,750.13
	WESTERN UN CO	3.65%; 8/22/18		689,435.96
	WESTPAC BANKING CRP	2%; 8/14/17		812,136.39
	WESTPAC BANK CORP	1.2%; 5/19/17		689,333.46
	WISC ENERGY	3.55%; 06/15/25		288,107.18
	WOART 2014-B A3	1.14%; 01/20		741,378.12
	WOLS 2015-A A3	1.54%; 10/18		762,048.05
	WOLS 2014-A A3	1.16%; 09/17		618,405.02
	ZOETIS INC	3.45%; 11/13/20		110,634.15

	Total Fair Value of Underlying Investments			400,810,572

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 27, 2016	By:	/s/ Rodney P. Nichols
Rodney P. Nichols
Plan Administrator